As filed with the Securities and Exchange Commission on November 1, 1996

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              -------------------

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the

                        Securities Exchange Act of 1934)

                               (Amendment No. 2)

                           JEFFERSON BANKSHARES, INC.

                                (Name of issuer)

                           JEFFERSON BANKSHARES, INC.

                      (Name of Person(s) Filing Statement)

                     Common Stock, $2.50 Par Value Per Share

                         (Title of Class of Securities)

                                   472387109

                      (CUSIP Number of Class of Securities)

                          William M. Watson, Jr., Esq.

                              123 East Main Street

                               Post Office Box 711

                         Charlottesville, Virginia 22902

                                 (804) 972-1100

                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications

                  on Behalf of the Person(s) Filing Statement)

                             ----------------------

                                    Copies to

                             Robert E. Stroud, Esq.

                     McGuire, Woods, Battle & Boothe, L.L.P.

                            418 East Jefferson Street

                              Post Office Box 1288

                         Charlottesville, Virginia 22902

                                 (804) 977-2500

                         (Agent for Service of Process)

                             ----------------------


                               September 26, 1996

                       (Date Tender Offer First Published,

                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

   Transaction Valuation*                 Amount of filing fee

        $35,000,000                              $7,000

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,250,000 shares at $28.00 per share.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: 7,000                 Filing Party: Jefferson Bankshares, Inc.

   Form or Registration No.: Schedule 13E-4      Date Filed: September 26, 1996

     Jefferson Bankshares, Inc. hereby submits for filing this Amendment No. 2 dated November 1, 1996, to its Schedule 13E-4, originally filed via EDGAR on September 26, 1996. This Amendment No. 2 reflects (1) changes in the priority-of-purchase and proration provisions of the Offer to Purchase; (2) the extension of the Offer; and (3) the filing of additional Exhibit (a)(12).

Item 9.  Material to Be Filed as Exhibits.

         (a)(1)   Amended Form of Offer to Purchase, dated September 26, 1996

            (12) Text of Press Release issued by the Company, dated November 1, 1996, announcing the extension of the Offer until 5:00 p.m. New York City time, November 1, 1996.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this ameneded Schedule 13E-4 is true, complete and correct.

November 1, 1996                  JEFFERSON BANKSHARES, INC.

                                  By:  O. Kenton McCartney
                                       President and Chief Executive Officer